Exhibit 99.1

Independent auditor’s report

To the Shareholders of Nuvei Corporation

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nuvei Corporation and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statements of financial position as at December 31, 2020 and 2019;

•	the consolidated statements of profit or loss and comprehensive loss for the years then ended;

•	the consolidated statements of cash flows for the years then ended;

•	the consolidated statements of changes in equity for the years then ended; and

•	the notes to consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Valuation of intangible assets acquired in the Smart2Pay Technology & Services B.V. (Smart2Pay) business combination	Our approach to address the matter included the following procedures, among others:

Refer to note 2 – Basis of preparation and note 4 – Business acquisitions to the consolidated financial statements.

On November 2, 2020, the Company acquired Smart2Pay for a total cash consideration of $81.9 million, subject to closing adjustments, and 6,711,923 Subordinate Voting Shares issued from the Company’s treasury at a fair value of $37.95 per share, which is based on the quoted price of the Subordinate Voting Shares on the Toronto Stock Exchange (TSX) on the closing date. The fair value of the intangible assets acquired included $103.5 million of partner and merchant relationships and $63.1 million of technologies. Management applied critical judgment in determining the fair value of the intangible assets.

To estimate the fair value of the intangible assets, management used the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed significant assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

• Tested how management estimated the fair value of the intangible assets, which included the following:

–   Read the purchase agreement.

–   Evaluated the appropriateness of management’s excess earnings and royalty relief methods and discounted cash flow models and tested the mathematical accuracy thereof.

–   Tested the underlying data used by management in the discounted cash flow models.

–   Evaluated the reasonableness of assumptions developed by management related to revenue and gross margin forecasts and attrition rates by considering the past performance of Smart2Pay and similar prior acquisitions made by the Company.

–   Evaluated the reasonableness of assumptions used by management related to royalty rates by comparing to similar prior acquisitions made by the Company and industry data.

Key audit matter	How our audit addressed the key audit matter

We considered this a key audit matter due to the critical judgment applied by management in estimating the fair value of the intangible assets, including the development of assumptions. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions used by management. The audit effort involved the use of professionals with specialized skill and knowledge in the field of valuation.

Professionals with specialized skill and knowledge in the field of valuation assisted in evaluating the appropriateness of management’s excess earnings and royalty relief methods and discounted cash flow models, as well as certain assumptions such as discount rates.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis, which we obtained prior to the date of this auditor’s report and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report, which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Michel Larouche.

/s/ PricewaterhouseCoopers LLP1

Montréal, Quebec

March 9, 2021

1 CPA auditor, CA, public accountancy permit No. A111799